SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

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PREPARATION:

Financial and Investor Relations Vice Presidency
Investor Relations department

REVIEW/SUPPORT OF THE FOLLOWING AREAS:

Regulatory

General Legal

Compliance

Corporate Governance

Information Security

APPROVAL:

Eletrobras Board of Executive Officers (DE) - RES-604/2024, of 12/09/2024

Eletrobras Board of Directors (CA) - DEL-209/2024, of 12/12/2024

TERM: 5 years

The contents of this document may not be reproduced without proper authorization.
All rights reserved by Eletrobras.

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Table of Contents

1. INTRODUCTION	3
2. REFERENCES	3
3. CONCEPTS	3
4 PRINCIPLES	7
5 GUIDELINES	8
6 RESPONSIBILITIES	20
7 GENERAL PROVISIONS	23
8 HISTORY OF EDITIONS	24
9 APPENDICES	24

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1.	INTRODUCTION

1.1.	OBJECTIVE

Establish and regulate mandatory practices for the proper use and disclosure of material information within Eletrobras companies, as well as for the trading of securities issued by them, until such information is disclosed. This aims to ensure equitable treatment of investors in Eletrobras and its controlled companies, while also defining specific rules and procedures to be followed by the Subject Persons in compliance with applicable legal, regulatory, statutory, and internal provisions.

1.2.	COVERAGE

The rules and procedures set out in this Policy apply to the persons referred to, jointly or individually, as "Subject Persons".

2.	REFERENCES

2.1	Brazilian Capital Markets Law - Law No. 6385, from December 7, 1976.
2.2	Brazilian Corporate Law - Law No. 6404, from December 15, 1976.
2.3	CVM Resolution 44 - CVM Resolution No.44, from August 23, 2021.
2.4	CVM Resolution 80 - CVM Resolution No.80, from March 29, 2022.
2.5	Eletrobras Bylaws.
2.6	Related Party Transaction and Conflict of Interest Policy.
2.7	Management Remuneration Policy and its guidelines for directors' participation in share-based remuneration plans.

3.	CONCEPTS

3.1	ACRONYMS
3.1.1	ADR - American Depositary Receipts
3.1.2	B3 - Brazilian Stock Exchange
3.1.3	CNPJ – Brazilian Corporate Taxpayer Identification Number
3.1.4	COE - Structured Transaction Certificate, Brazilian version of Structured Notes
3.1.5	CPF - Individual Taxpayer Identification Number
3.1.6	CVM – Brazil’s Securities and Exchange Commission
3.1.7	EDGAR - Electronic Data Gathering, Analysis, and Retrieval system
3.1.8	IRO - Chief Financial and Investor Relations Officer

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3.1.9	Latibex - Latin American Market of the Madrid Stock Exchange
3.1.10	NYSE - New York Stock Exchange
3.1.11	PGBL - Free Benefit Generator Plan, a type of open pension plan
3.1.12	SEC - U.S. Securities and Exchange Commission
3.1.13	SEP – CVM’s Superintendence of Corporate Relations
3.1.14	VGBL - Free Benefit Generator Life Plan, a variable Life Pension Plan

3.2	CONCEPTS AND DEFINITIONS

3.2.1      Affiliates - Companies over which Eletrobras exercises significant influence, under the terms of the law.

3.2.2      Bodies with technical or advisory functions - Statutory advisory bodies of Eletrobras and, where applicable, its subsidiaries, with technical responsibilities or the purpose of guiding managers. These include, but are not limited to, committees and commissions.

3.2.3      Bonds - Debt securities issued by Eletrobras outside Brazil, not tied to shares, in which the holder receives periodic interest payments and the principal amount upon maturity.

3.2.4      Business contacts - Individuals or legal entities who have actual or potential access to inside information about the company or its subsidiaries due to a business, professional, or trust-based relationship. These may include, but are not limited to, independent auditors, securities analysts, lawyers, consultants, partners, service providers, rating agencies, advisors, and accountants.

3.2.5      Chief Financial and Investor Relations Officer (IRO) - The statutory officer of an Eletrobras entity classified as publicly traded, responsible for representing it before investors, shareholders, the CVM, stock exchanges, and, when applicable, the SEC. The IRO is also tasked with ensuring that registration and compliance requirements for publicly traded entities are kept up to date.

3.2.6      Controlling shareholder - Eletrobras and/or its subsidiaries, as shareholders defined under the concept established in Article 116 of the Brazilian Corporate Law.

3.2.7      CVM’s Superintendency of Corporate Relations (SEP) - One of the superintendencies of the Brazilian Securities and Exchange Commission (CVM).

3.2.8      EDGAR - SEC's electronic data collection, analysis and retrieval system.

3.2.9      Eletrobras or Company - Centrais Elétricas Brasileiras S.A.

3.2.10   Eletrobras Companies - Conglomerate of companies formed by Eletrobras and its subsidiaries.

3.2.11   Fiscal Council Members - Members and alternates of the Fiscal Council of Eletrobras and, when applicable, its subsidiaries.

3.2.12   General Meeting – The highest decision-making body of an Eletrobras company, exclusively deliberative in nature, consisting of a meeting of shareholders convened in accordance with legal and statutory procedures and powers, to decide on matters of interest to the company.

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3.2.13   Individual Investment or Divestment Plans - Subject Persons may formalize Individual Investment or Divestment Plans, regulating their trading in securities, as provided for in subitem 5.1.12 of this policy and in CVM Resolution 44.

3.2.14   Investor relations department - The technical area of Eletrobras responsible for managing relations with shareholders, investors in the company’s securities, and regulatory bodies, reporting directly to the IRO.

3.2.15   Management - Statutory Officers and Members of Eletrobras Board of Directors (BoD) and of its subsidiaries.

3.2.16   Material information - Any decision by the Controlling Shareholder, resolution of the General Meeting or the governing bodies of Eletrobras companies, or any other act or fact of a political-administrative, technical, business, or economic-financial nature, occurring within or related to the business, that may have a significant influence in:

–	The price of securities issued by the company and/or its subsidiaries or linked thereto;
–	The decision of investors to buy, sell, or hold those securities; or
–	The decision of investors to exercise any rights inherent to their status as holders of securities issued by or linked to Eletrobras companies.

Examples of acts or facts that may potentially be considered material include:

–	Signing an agreement or contract for the transfer of control of Eletrobras companies, even under suspensive or resolutive conditions;
–	Change in the control of Eletrobras companies, including through the execution, amendment, or termination of any shareholders’ agreements;
–	Execution, amendment, or termination of any shareholders’ agreement to which the Eletrobras companies are parties or intervening parties, or which has been registered in the Eletrobras company’s book;
–	Entry or exit of a partner with an operational, financial, technological, or administrative contract or collaboration with the company;
–	Authorization to trade securities issued by Eletrobras on any domestic or foreign market;
–	Decision to cancel Eletrobras’ issuer registration with the CVM;
–	Incorporation, merger, or spin-off involving one or more Eletrobras companies and/or related parties;
–	Transformation or dissolution of an Eletrobras company;
–	Change in the composition of Eletrobras companies’ assets;
–	Change in accounting criteria;
–	Debt renegotiation;
–	Approval of a stock option plan;
–	Alteration in the rights and advantages of securities issued by Eletrobras and/or its subsidiaries;
–	Stock split, reverse stock split, or issuance of bonus shares;
–	Acquisition of securities issued by the company to be held in treasury or canceled, and disposal of such securities;
–	Profit or loss of the company and the allocation of cash dividends;
–	Execution or termination of a contract, or failure to perform it, when the expectation of performance is public knowledge;

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–	Approval, alteration, or withdrawal of a project, or delay in its implementation;
–	The start, resumption, or stoppage of the manufacture or sale of a product or the provision of a service;
–	Discovery, change, or development of technology or resources by Eletrobras companies;
–	Modification of any guidance disclosed by Eletrobras companies; and
–	A request for judicial or extrajudicial reorganization, a bankruptcy petition, or the filing of a lawsuit, administrative, or arbitration proceeding that may affect the economic and financial situation of Eletrobras companies.

3.2.17   Material transactions - A transaction or series of transactions in which the direct or indirect participation of any individual, legal entity, or group of persons acting jointly or representing the same interest exceeds, either upward or downward, the thresholds of 5%, 10%, 15%, and so on, of a type or class of shares representing the company’s share capital, as specified in CVM Resolution 44.

3.2.18   Market Announcement - An instrument used by the company to disclose information that may be useful to shareholders and investors but does not qualify as material information under the terms of CVM Resolution 44.

3.2.19   Registration form - An electronic document provided for in CVM Resolution 80, as amended, whose purpose is to gather up-to-date information on the main characteristics of an Eletrobras company and its securities.

3.2.20   Regulatory bodies - CVM, SEC, and other securities market regulators responsible for overseeing and supervising Eletrobras and its securities.

3.2.21   Related Persons - Individuals or legal entities that have the following links to directors, Fiscal Council members and/or members of any bodies with technical or advisory functions:

–	spouse unless legally or extrajudicially separated;
–	partner;
–	any dependent included in the annual income tax return;
–	companies directly or indirectly controlled by them;
–	third parties with whom a fiduciary or portfolio management contract is maintained.

3.2.22   Restricted period - A designated timeframe during which Eletrobras companies and Subject Persons are prohibited from trading shares or other securities of Eletrobras companies and their affiliates registered as publicly traded entities.

3.2.23   Securities - Defined under the Brazilian Capital Markets Law, as well as the regulations issued by the CVM and the legislation of jurisdictions where the Company and its subsidiaries have traded securities, including rules issued by the SEC. These securities are issued by Eletrobras and its publicly traded subsidiaries or are exchangeable or convertible into securities issued by Eletrobras and its publicly traded subsidiaries. They include, but are not limited to, shares, debentures, subscription warrants, coupons, receipts, subscription rights, split certificates, depositary receipts (including those issued outside Brazil, such as American Depositary Shares or ADS), call or put options, indices, promissory notes, commercial papers, notes, bonds, derivatives of any kind, or other securities or collective investment contracts issued by Eletrobras or its publicly traded subsidiaries that are legally considered securities.

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3.2.24   Stock Exchanges - Organized market entities where securities issued by Eletrobras and by its subsidiaries, if any, are listed for trading domestically or internationally, such as B3 S.A. - Brasil, Bolsa, Balcão (B3), the New York Stock Exchange (NYSE), and the Latin American Market of the Madrid Stock Exchange (LATIBEX).

3.2.25   Subsidiaries, controlled companies or subsidiaries - All companies directly or indirectly controlled by Eletrobras, in Brazil or abroad, as defined in Article 116 of the Brazilian Corporate Law.

3.2.26	Subject Persons - Are:
–	Members of the Board of Directors of Eletrobras companies;
–	Members of the Fiscal Council of Eletrobras companies;
–	Statutory directors of Eletrobras companies;
–	Former directors of Eletrobras companies, for a period of three (3) months following their dismissal or leaving the company;
–	Members of other bodies with technical or advisory functions at Eletrobras companies;
–	Employees and trainees of Eletrobras companies;
–	External consultants and counterparties to commercial contracts with Eletrobras companies who have access to material information;
–	Anyone who, by virtue of their office, function, or position within the company, the controlling shareholder, its subsidiaries, or affiliates, has access to material information;
–	The company itself and its subsidiaries; and
–	Third parties with knowledge of material information, particularly those with a commercial, professional, or trust-based relationship with Eletrobras companies and/or their managers, employees, external members of bodies with technical or advisory functions, service providers, or trainees.

3.2.27   Term of Adherence - Term of adherence to this Policy to be signed by the controlling shareholder, directors (statutory or otherwise), members of the Board of Directors and the Fiscal Council of Eletrobras companies, as well as anyone who, by virtue of their role, function or position within an Eletrobras company, may have access to material information, in accordance with Appendix I.

3.2.28   U.S. Securities and Exchange Commission (SEC) - The regulatory body for the securities market in the United States of America.

4	PRINCIPLES

4.1       Transparency, good faith, loyalty and truthfulness.

4.2       Adherence to best practices in investor relations, ensuring regularity and transparency in securities trading, along with compliance with applicable legislation in Brazil and other jurisdictions where Eletrobras companies issue or trade securities. This includes following the regulations of regulatory bodies, stock exchanges, the Code of Conduct, and the disciplinary rules governing Eletrobras companies.

4.3       Integrity, symmetry of information, fairness of treatment, and respect for investors’ rights.

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5	GUIDELINES

5.1       MATERIAL INFORMATION DISCLOSURE PRACTICES

5.1.1       Eletrobras’ Disclosure Process

5.1.1.1 The IRO must ensure the disclosure of material information, as well as its broad and immediate dissemination. The disclosure must be made simultaneously to the CVM, by means of an electronic system available on CVM's website, to the investor relations website, to the SEC, through EDGAR, and to all the managing entities of the markets in which the securities issued by Eletrobras are admitted to trading.

5.1.1.2        Shareholders, statutory officers, members of the Board of Directors, the Fiscal Council, and bodies with technical or advisory functions must report any material information they become aware of to the IRO, who is responsible for ensuring its disclosure in accordance with applicable legislation.

5.1.1.3       If the individuals mentioned in subitem 5.1.1.2 become aware of material information and identify that the IRO has failed to fulfill the duty to communicate and disclose it, in accordance with this policy, they must notify the IRO in writing to ensure the disclosure is made. Additionally, they must immediately report the material information to the CVM to exempt themselves from any liability imposed by the applicable regulations.

5.1.1.4 The IRO must monitor any leaks of material information to the media and/or atypical fluctuations in the quotation, price, or volume of securities trading. If it is determined that such information has been inadequately disclosed, the IRO must immediately ensure its broad dissemination to the market, in accordance with applicable legislation.

5.1.1.4.1 Subject Persons must notify the IRO of:

a)	any act, fact or situation that may constitute material information of which they are aware, and/or

b)	any improper disclosure of material information that fails to comply with applicable laws, regulations, or this policy.

5.1.1.4.1.1 The IRO must assess the information and, if they determine it constitutes material information, ensure its broad and immediate disclosure to the market in accordance with applicable legislation.

5.1.1.5       Any Subject Person who has doubts about whether a particular situation qualifies as material information or about the appropriate treatment of such a situation under this policy should contact Eletrobras’ IRO or the Investor Relations department for the necessary clarifications.

5.1.1.6       The disclosure of material information shall be made, whenever possible, simultaneously and preferably before the opening or after the closing of the stock exchanges of all the markets where Eletrobras' securities are traded, and, in case of incompatibility, it should align with the trading hours of the Brazilian market.

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5.1.1.7 If disclosure is necessary before the opening of the trading session, at least one hour’s notice should be given, whenever possible, to avoid delays in the start of trading and to allow adequate dissemination of the provided information.

5.1.1.8       If it is imperative to disclose material information during trading hours, the IRO must, prior to the disclosure, request the suspension of trading in the securities, or those linked to them, simultaneously across all stock exchanges where Eletrobras’ securities are listed. This must be done in accordance with the procedures outlined in the regulations issued by the respective stock exchanges.

5.1.1.9 Disclosure and communication of material information to the market must be conducted in a clear, precise, objective, reliable, and timely manner, ensuring quality, transparency, truthfulness, completeness, and consistency. The information should be presented in a language accessible to the investing public, in both Portuguese and English, without prejudice to the use of additional languages if necessary. If the disclosure of material information arises from circumstances beyond the company’s control or if there is an atypical fluctuation in the quotation, price, or volume of securities issued by the company, the disclosure in English and other applicable languages may be made at a later date.

5.1.1.10 Without prejudice to Eletrobras’ efforts to ensure consistency between translated versions, in the event of any discrepancy in interpretation, the information disclosed in Portuguese shall always prevail.

5.1.1.11 Material information must be disclosed:

a)	to the CVM, the SEC and the stock exchanges, by means of an electronic system available on CVM's website, the IR website and the SEC's EDGAR, under the terms of the applicable rules and;

b)	through at least one of the following communication channels:

–	newspapers with a wide circulation that are used by the company on a regular basis; or
–	at least one news portal with a webpage on the World Wide Web that provides the complete information in a section accessible free of charge.

5.1.1.12 The disclosure of material information, as outlined in subitem 5.1.1.11, paragraph “b,” may be presented in summary form, provided it includes the addresses on the World Wide Web where the complete information is available to all investors, with content at least equivalent to that submitted to the CVM.

5.1.1.13 Any change in the communication channels used by Eletrobras, as referred to in subitem 5.1.1.11, paragraph "b", must be preceded by the following:

a)	an update to this policy, in accordance with CVM Resolution 44;

b)	an update to the Eletrobras Registration Form;

c)	disclosure of the implemented change using the previously established method for disseminating material information.

5.1.1.14 In addition, material information must be published on Eletrobras’ Investor Relations website and sent by e-mail to investors who have voluntarily registered with Eletrobras’ Investor Relations Department.

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5.1.1.15 The Investor relations department is responsible for preparing external communications for the capital markets through Material Facts or Notices to the Market, based on information provided by the relevant business areas or directors. These communications must be submitted for prior approval by the IRO.

5.1.1.16 Access to undisclosed material information must be restricted to professionals directly involved in the matter, until the information is properly disclosed to the market, in accordance with the rules outlined in this policy.

5.1.1.17 In the event that material information is inappropriately disclosed to a person or group of persons, IRO and/or the investor relations department must be immediately informed so that they can ensure immediate and broad disclosure in accordance with this policy.

5.1.2 Mechanisms to control and restrict access to material information

5.1.2.1 The company must provide a copy of this policy to the Statutory Officers, members of the Board of Directors and of the Fiscal Council of the Eletrobras companies, when applicable, as well as to any individual who, by virtue of their role, function, or position within the company, its subsidiaries, or affiliates, may have access to material information. The company must also request the return of the signed Term of Adherence, in the format provided in Appendix I, to the company or to the Eletrobras companies that are publicly traded.

5.1.2.2 Without prejudice to the obligation of all Subject Persons as outlined in subitem 5.1.2.1, directors/officers, members of the Fiscal Council, and members of any Body with technical or advisory functions established by statutory provision are specifically required to submit the signed Term of Adherence, in the format provided in Appendix I, within seven working days of assuming their respective positions.

5.1.2.3       Any meeting with investors, in Brazil or abroad, involving matters that may constitute material information should preferably be attended by Eletrobras’ IRO, CEO, and/or a representative from the Investor relations department.

5.1.2.3.1 In exceptional cases, when none of the above representatives are present, the content of the meeting must be reported to the IRO as soon as possible if it involves matters that may constitute material information. This ensures that any material information can be disclosed promptly and simultaneously to investors and the market in general, in accordance with the provisions of this policy.

5.1.2.4       In the event of atypical fluctuations in the quotation, price, or trading volume of securities, or if clarification is requested by regulatory bodies, stock exchanges, or organized over-the-counter market entities where securities issued by an Eletrobras company registered as a publicly held company are traded, the IRO must consult Subject Persons to determine whether they are aware of any material information that should be disclosed to the market.

5.1.2.5 Public communications issued by Eletrobras subsidiaries registered as privately held companies that involve material information must be reviewed and approved by Eletrobras’ IRO through the Investor relations department, without prejudice to the regulatory responsibilities assigned to the IRO of the- subsidiary that is a publicly held company.

5.1.2.6       Subject Persons must adhere to the following procedures, among others, to ensure the proper disclosure of material information:

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a)	disclose the undisclosed material information strictly to those directly involved with the matter in question;

b)	do not discuss material information:

–	in public places or in the presence of third parties who are not authorized to access it; or
–	during conference calls where the identity of participants cannot be reliably verified;

c)	keep the medium used to store and transmit material information secure, restricting any unauthorized access;

d)	do not discuss material information with third parties;

e)	do not to give interviews, make statements to the press or use any means of communication regarding material information prior to its disclosure by the IRO through the appropriate channels, under the terms of this policy;

f)	in case of doubt as to whether a piece of information qualifies as material information, it must be communicated in writing, prior to any comment, to the IRO and/or the Investor relations department. This ensures they can assess whether the information constitutes material information requiring disclosure through the appropriate channels, in accordance with this policy; and

g)	adhere to CVM’s recommendations regarding live event presentations involving the participation of Eletrobras companies’ executive officers.

5.1.3       Exception to immediate disclosure

5.1.3.1       Material information may be withheld if, in exceptional circumstances, the officers of publicly traded Eletrobras companies determine that its disclosure would compromise the legitimate interests of society.

5.1.3.2 Officers of publicly traded Eletrobras companies are required to immediately disclose material information, preferably through the IRO, if the information is no longer under their control or if there is an atypical fluctuation in the quotation, price, or trading volume of the securities or those linked to them.

5.1.3.3       Eletrobras’ officers or shareholders, as well as the IRO of publicly traded subsidiaries, may submit a request to CVM’s Superintendence of Corporate Relations (SEP) either by sealed envelope marked “confidential” or via electronic mail addressed to SEP’s institutional email with the subject “confidentiality request,” as outlined in CVM Resolution 44. This request seeks CVM’s decision on the provision of undisclosed information.

5.1.3.4 In the event of subitem 5.1.3.3, if the CVM decides that material information must be disclosed, the author of the request or, preferably, the IRO must, upon notification from the CVM, immediately inform the stock exchanges and organized over-the-counter market entities where the securities issued by Eletrobras or its publicly-held subsidiaries are traded, and disclose the material information in accordance with CVM Resolution 44.

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5.1.6       Disclosure of annual and quarterly results

5.1.6.1 The disclosure of annual and quarterly results of publicly traded Eletrobras companies must be made to both the Brazilian and foreign markets where their respective securities are traded, and it must occur outside stock exchange trading hours.

5.1.6.2       Eletrobras should aim to hold events with analysts and investors during the disclosure of annual and quarterly financial statements, in order to ensure broad dissemination of the disclosed financial information.

5.1.6.3 The company must disclose the dates of its annual and quarterly financial statements, as well as conference calls or videoconferences, through its events calendar, which is available on the CVM website and the Eletrobras Investor Relations website.

5.1.6.3.1 Eletrobras must provide the access details for teleconferences or videoconferences in advance.

5.1.7       Meetings and teleconference or videoconference with analysts and investors

5.1.7.1       Eletrobras may engage with shareholders and investors through conferences, teleconferences, videoconferences, roadshows, and investor meetings or events, both in Brazil and abroad.

5.1.8       Disclosure of information on trading from officers, Fiscal Council members, members of any bodies with technical or advisory functions established by statutory provision and Related Persons

5.1.8.1       Officers of Eletrobras companies, Fiscal Council members and members of bodies with technical or advisory functions, are required to inform the IRO and the Eletrobras investor relations team about:

a)	The ownership of securities issued by Eletrobras, its parent companies, or its subsidiaries, provided the parent or subsidiary is a publicly-held company (appendix II). Eletrobras’ subsidiaries and affiliates are also required to notify the company, through the IRO and Eletrobras’ investor relations department, about their ownership of securities issued by Eletrobras, its parent companies, or its subsidiaries, under the same condition that the parent or subsidiary is a publicly-held company (appendix II); and

b)	Trades involving securities issued by Eletrobras, its parent companies, or its subsidiaries, provided the parent or subsidiary is a publicly-held company (Appendix III). Eletrobras’ subsidiaries and affiliates are required to notify the company, through the IRO and Eletrobras’ investor relations team, about their trades in securities issued by Eletrobras, its parent companies, or its subsidiaries, under the same condition that the parent or subsidiary is a publicly-held company (appendix III).

5.1.8.2       Officers, Fiscal Council members, and members of bodies with technical or advisory functions of Eletrobras companies, are required to inform Eletrobras and the respective subsidiary, through the IRO and Eletrobras’ investor relations department, about securities issued by Eletrobras, its parent companies, or its subsidiaries, provided the parent or subsidiary are publicly traded companies, that are owned and/or traded by Related Persons (appendices II and III).

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5.1.8.3 The communication referred to in subitems 5.1.8.1 and 5.1.8.2 must include trades in derivatives, whether physically or financially settled, as well as any other securities linked to securities issued by Eletrobras, its parent companies, or its subsidiaries, provided the parent or subsidiary is a publicly-held company.

5.1.8.4        Trading in securities issued by Eletrobras, its parent companies, or its subsidiaries—provided the parent or subsidiary is a publicly-held company—is equivalent to the investment, redemption, and trading of shares in investment funds whose regulations stipulate that their portfolio consists exclusively of shares issued by Eletrobras, its parent companies, or its subsidiaries.

5.1.8.5       The communication must contain at least the following items and be delivered in the form of appendices II and III, as appropriate:

a)	name and qualification of the notifier and, if applicable, of the Related Persons, indicating Corporate Tax ID (CNPJ) or Individual Tax ID (CPF) of the notifier and, as the case may be, of the Related Persons;

b)	quantity, by type and class, in the case of shares, and other characteristics in the case of other securities, in addition to the identification of the issuing company and the balance of the position held before and after trading; and

c)	form of acquisition or disposal, price and date of transactions.

5.1.8.6       The communication referred to in item 5.1.8 must be made:

a)	within five days of each transaction (appendix III); and

b)	on the first working day after taking office (appendix II).

5.1.8.7       Officers of Eletrobras companies, Fiscal Council members and members of bodies with technical or advisory functions must notify Eletrobras and, where applicable, the respective publicly-held subsidiary, through the IRO and Eletrobras' investor relations department, of any change in the information provided within 15 days of the change.

5.1.8.8       If officers, Fiscal Council members, or members of bodies with technical or advisory functions assumed their positions before the effective date of this policy, they must promptly provide Eletrobras and, where applicable, the respective publicly-held subsidiary, through the IRO and Eletrobras’ investor relations team, with the information specified in subitem 5.1.8.5. This includes the current quantity, characteristics, and method of acquisition of the securities, if not previously provided, in the manner established herein.

5.1.8.9        Eletrobras must provide the CVM and, where applicable, the stock exchanges or organized over-the-counter market entities where Eletrobras shares are traded, with the information specified in CVM Resolution 44 regarding securities traded by Eletrobras, its subsidiaries, and affiliates, as well as by its officers, Fiscal Council members, and members of bodies with technical or advisory functions, along with their respective Related Persons.

5.1.8.10 The information must be submitted by Eletrobras publicly traded companies within ten days following the end of:

a)	the month in which there were changes in the positions held;

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b)	the month in which the individuals mentioned in subitem 5.1.8.7 assumed office; or

c)	the month in which the communication outlined in subitem 5.1.8.9 occurred.

5.1.8.11 The information outlined in subitem 5.1.8.5 must be submitted both individually and in a consolidated manner by the body indicated therein, and must be made available through the CVM's electronic system and on the World Wide Web:

a)	the individual positions held by the company itself, its subsidiaries, and affiliates; and

b)	the positions, consolidated by body, held by members of the board of directors, the Fiscal Council (when established) and any bodies with technical or advisory functions established by statutory provision.

5.1.8.12 Without prejudice to the information mentioned in subitem 5.1.8.11, officers, Fiscal Council members, and members of bodies with technical or advisory functions of Eletrobras companies, and, when applicable, the respective publicly-held subsidiary, are required to report to the IRO and the Eletrobras investor relations team their ownership and trading of Bonds issued by Eletrobras and its subsidiaries, in the format provided in appendix IV.

5.1.8.12.1 The obligation mentioned above also applies to the ownership and trading of Bonds by Related Persons.

5.1.8.13 The IRO is responsible for transmitting to the CVM and, where applicable, to the managing entities of the markets where the securities are traded, the information received by Eletrobras publicly traded companies in accordance with subitem 5.1.8.12.

5.1.9       Disclosure of related party transactions

5.1.9.1        The disclosure of information regarding related party transactions must comply with applicable laws and regulations and adhere to this policy as well as the Related Party Transactions and Conflict of Interest Policy.

5.1.10       Disclosure of information on trades involving significant equity stake, as well as those conducted by controlling shareholders and other shareholders

5.1.10.1 Any individual, legal entity, or group of persons acting jointly or representing the same interests that engages in material transactions must, in accordance with CVM Resolution 44, provide Eletrobras and, when applicable, its publicly-held subsidiary, through the IRO and Eletrobras’ investor relations team, with the following information:

a)	name and qualification, including the Corporate Tax Identification Number (CNPJ) or Individual Tax Identification Number (CPF);

b)	the purpose of the participation and the quantity targeted, including, if applicable, a statement confirming that the transactions are not intended to alter the composition of control or the administrative structure of the issuer;

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c)	the number of shares and other securities and derivative financial instruments linked to such shares, whether physically or financially settled, including a breakdown of the quantity, class and type of the linked shares;

d)	indication of any agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the company;

e)	in the case of a shareholder residing or domiciled abroad, the name or corporate name, along with the registration number in the Individual Tax Identification Number (CPF) or the Corporate Tax Identification Number (CNPJ), of their proxy or legal representative in Brazil, as required by Article 119 of the Brazilian Corporate Law; and

f)	other information that may be required by the applicable legislation.

5.1.10.2 The obligations set out in subitem 5.1.10.1 also extend to the acquisition of any rights over the shares and other securities mentioned above, as well as to the conclusion of any derivative financial instruments linked to shares, even if physical settlement is not provided. In such cases, the following rules must be observed:

a)	directly held shares and those linked to physically settled derivative financial instruments should be considered together when verifying the percentages mentioned in the definition of material trades in this policy;

b)	shares linked to derivative financial instruments expected to be settled exclusively in cash must be counted, independently of the shares mentioned in paragraph "a", for the purposes of verifying the percentages defined as "Material Transactions" in this policy;

c)	the quantity of shares linked to derivative instruments that confer economic exposure to the shares cannot be offset by the quantity of shares linked to derivative instruments that produce inverse economic effects; and

d)	the obligations set out above do not extend to structured transaction certificates (COE), index funds and other derivative financial instruments in which the shares issued by the company have a weight of less than 20%.

5.1.10.3 The communication must be made immediately after the stake referred to in the definition of Material Transactions of this policy has been achieved.

5.1.10.4 If the acquisition results in or is intended to alter the control structure or administrative framework of Eletrobras or its publicly-held subsidiaries, or if it triggers the obligation to conduct a public offering under applicable regulations, the acquirer must disclose the information through the communication channels typically used by Eletrobras and, where applicable, by the respective publicly-held subsidiary, in accordance with this policy.

5.1.10.5 The IRO is responsible for immediately transmitting to the CVM and, where applicable, to the managing entities of the markets where the securities are traded, the information received by Eletrobras or publicly-held subsidiaries in accordance with subitem 5.1.10.1, pursuant to CVM Resolution 44.

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5.1.11 Restriction on the trading of securities

5.1.11.1 Trading in securities issued by Eletrobras or its subsidiaries, or securities linked to them, before the disclosure of material information to the market by Eletrobras and/or its publicly-held companies is prohibited, as required under CVM Resolution 44. This restriction applies to Eletrobras, its subsidiaries, and Subject Persons who had access to such material information, without prejudice to the provisions of subitem 5.1.8.14.

5.1.11.2 For the purposes of this policy, it is assumed that:

a)	a Subject Person who trades securities while in possession of material information that has not yet been disclosed to the market has made use of such information in the trade and is subject to the penalties established in this policy and relevant legislation;

b)	direct or indirect controlling shareholders, officers, and members of the Fiscal Council of Eletrobras companies, as well as the company itself and, where applicable, its subsidiaries, have access to all material information not yet disclosed regarding transactions involving securities issued by the company;

c)	the individuals listed in paragraph ‘b,’ as well as those with a commercial, professional, or trust-based relationship with the company, who have had access to material information not yet disclosed, are aware that this constitutes inside information;

d)	an officer who leaves Eletrobras publicly traded companies and had access to material information not yet disclosed to the market is prohibited from trading securities issued by the company for three months after leaving the company;

e)	information regarding mergers, total or partial spin-offs, acquisitions, transformations, or any form of corporate reorganization or business combination; changes in the company’s control, including through the execution, amendment, or termination of shareholders’ agreements; decisions to deregister the company as a publicly-held entity; or changes in the trading environment or segment for listing the company’s shares, is considered relevant from the moment studies or analyses on the matter are initiated; and

f)	information about the request for judicial or extrajudicial reorganization and bankruptcy made by an Eletrobras company is relevant from the moment studies or analyses related to such a request are initiated.

5.1.11.3 The presumptions outlined in subitem 5.1.11.2 are relative and must be assessed alongside other factors that indicate whether the aforementioned prohibition has, in fact, been breached. These presumptions may, where appropriate, be applied together.

5.1.11.4 The prohibitions cease to apply once Eletrobras and/or its publicly-held subsidiaries, as applicable, disclose the material information to the market in accordance with this policy and applicable legislation.

5.1.11.4.1 The IRO must send an internal communication if Eletrobras determines the need to maintain the trading ban even after the disclosure of the material information.

5.1.11.5 During the 15-day period preceding the disclosure date of the company’s quarterly financial information (ITR) and annual financial statements, except as provided for individual investment/divestment plans under this policy, as indicated in subitem 5.1.12 and CVM Resolution 44, the company, controlling shareholders, officers, members of the Fiscal Council, and members of bodies with technical or advisory functions within Eletrobras companies are restricted from engaging in any transactions involving securities issued by the company and its publicly-held subsidiaries, or securities linked to them, regardless of whether these individuals have knowledge of the content of the company’s quarterly financial information and annual financial statements.

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5.1.11.6 The restriction addressed herein is independent of the evaluation of whether material information is pending disclosure or the intent to trade.

5.1.11.7 The restriction period referred to in subitem 5.1.11.5 shall be calculated excluding the earnings disclosure day; however, trades in securities may only be conducted on that day after the announcement has been made.

5.1.11.8 The prohibition does not apply to:

a)	trades involving fixed-income securities, conducted through operations with combined repurchase commitments by the seller and resale commitments by the buyer, for settlement on a pre-established date prior to or on the maturity of the securities involved in the operation, and executed with predefined profitability or remuneration parameters;

b)	transactions aimed at fulfilling obligations incurred before the commencement of the restricted period, arising from securities loans, the exercise of call or put options by third parties, and forward purchase and sale contracts; and

c)	transactions conducted by financial institutions and legal entities within its economic group, provided they are executed in the normal course of business and within the parameters pre-established in this policy.

5.1.11.9 If any agreement or contract has been entered into for the transfer of the respective shareholding control, or if an option or mandate has been granted for the same purpose, as well as in the case of an intention to promote incorporation, total or partial spin-off, merger, transformation, or corporate reorganization, and provided that the operation has not been made public through the disclosure of a Material Fact, Eletrobras’ Board of Directors may not resolve on the acquisition or disposal of its shares.

5.1.11.10 The IRO may, without the need for justification, establish Blocking Periods. In such cases, the IRO must explicitly communicate the start and end dates of the restriction through an internal written notice. During this period, Eletrobras and the Subject Persons must maintain confidentiality.

5.1.11.11 The lack of communication from the IRO regarding the Blocking Period does not exempt Eletrobras companies or Subject Persons from complying with this policy, as well as with the applicable legal provisions, particularly CVM Resolution 44.

5.1.11.12 The presumptions, restrictions and reporting obligations set out in this policy apply to:

a)	trades carried out on stock exchanges and over-the-counter markets, organized or not, as well as trades carried out without the intervention of an institution that is part of the distribution system;

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b)	trades carried out directly or indirectly, whether such trades are carried out through controlled companies or through third parties with whom a fiduciary contract or portfolio or share management contract is maintained;

c)	trades carried out on their own account or on behalf of third parties;

d)	to securities lending operations;

e)	bonds issued by Eletrobras and its subsidiaries.

5.1.11.13 Transactions conducted by investment funds in which the Subject Persons are quota holders are not considered indirect or third-party transactions, provided that:

a)	such funds are not exclusive; and

b)	the trading decisions of the portfolio or fund manager cannot be influenced by the quota holders.

5.1.11.14 It is presumed, unless proven otherwise and subject to the provisions of subitem 5.1.11.15, that the trading decisions of the portfolio and manager of an exclusive fund are influenced by the fund’s quota holder.

5.1.11.15 The presumption referred to in subitem 5.1.11.14 does not apply to exclusive investment funds whose quota holders are insurance companies or open supplementary pension entities, and whose purpose is to invest PGBL and VGBL funds during the deferral period.

5.1.12       Exceptions to the restriction on the trading of securities

5.1.12.1 The presumptions set out in subitem 5.1.11 do not apply to:

a)	The acquisition, through private trading, of treasury shares resulting from the exercise of a call option in accordance with a stock option plan approved at a General Meeting, or when shares are granted to officers, employees, or service providers as part of remuneration previously approved at a General Meeting; and

b)	Trades involving fixed-income securities, conducted through operations with combined repurchase commitments by the seller and resale commitments by the buyer, for settlement on a pre-established date, prior to or on the maturity of the securities involved in the operation, executed with predefined profitability or remuneration parameters.

5.1.12.2 The restrictions set out in subitem 5.1.11 do not apply to:

a)	Trades that are carried out in accordance with individual investment or divestment plans, as defined below; and

b)	Underwriting of new securities issued by the company, without prejudice to the application of the rules governing the disclosure of information in the context of the issue and offer of these securities.

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5.1.12.3 Subject Persons may formalize individual investment or divestment plans to regulate their trading in securities, with the aim of excluding the applicability of the presumptions set out in subitem 5.1.11 and CVM Resolution 44 (Individual Investment or Divestment Plans).

5.1.12.4 Individual Investment or Divestment Plans must include provisions that prevent the Subject Person from using undisclosed material information for their own benefit, either directly or indirectly. The plans must be structured in such a way that the decision to buy or sell securities by the Subject Person cannot be made after gaining access to undisclosed material information. The person holding the Individual Investment or Divestment Plan must refrain from exerting any influence over the operation while undisclosed material information is pending.

5.1.12.5 Individual Investment or Divestment Plans shall:

a)	be formalized in writing and submitted to the IRO before any trading takes place, in accordance with Appendix V;

b)	be verifiable, including with regard to its establishment and any changes made to its content;

c)	establish, on an irrevocable and non-retractable basis, the dates and values or quantities of the trades to be carried out by the participants; and

d)	provide for a minimum period of three months for the plan itself, as well as any modifications or cancellations, to take effect.

5.1.12.6 Individual Investment or Divestment Plans may allow securities to be traded in the period of 15 days prior to the date of disclosure of quarterly and annual financial statements, provided that, in addition to complying with the requirements of this policy:

a)	the company has approved a schedule defining specific dates for the disclosure of quarterly and annual financial statements; and

b)	mandate their participants to return to the company any avoided losses or potential gains earned from securities trading, arising from any changes in the dates of disclosure of quarterly and annual financial statements, as determined by reasonable and verifiable criteria defined by the plan itself.

5.1.12.7 Participants in Individual Investment or Divestment Plans are prohibited from maintaining more than one plan simultaneously and from engaging in any operations that nullify or mitigate the economic effects of the transactions determined by the Individual Investment or Divestment Plans.

5.1.12.8 Subject Persons who enter into Individual Investment or Divestment Plans must notify the IRO and Eletrobras' investor relations department, always in writing:

a)	all trades carried out within five days of their execution; and

b)	subsequent changes to the Individual Investment or Divestment Plans, or non-compliance with such plans. Additionally, participants must notify the stock exchanges of their Individual Investment or Divestment Plans, as well as any subsequent changes or non-compliance. The communication must include, at a minimum, an indication of whether the plan pertains to scheduled investment or divestment, along with the dates and amounts or quantities of the trades to be carried out.

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5.1.12.9 Eletrobras’ investor relations department must maintain specific and individualized control of all Individual Investment or Divestment Plans executed under the terms of subitem 5.1.12.6 and promptly notify the IRO of any instances of non-compliance with these plans.

5.1.12.10 Without prejudice to the guideline established in subitem 5.1.12.11, the IRO must evaluate the Individual Investment or Divestment Plans in accordance with the applicable regulations and may refuse to submit them to Eletrobras if they are inconsistent with this policy or the prevailing regulations.

5.1.12.11 It is the responsibility of the Eletrobras Audit and Risk Committee, with the support of the IRO and the Eletrobras investor relations department, to review, at least every six months, the adherence of the trading conducted by participants in any formalized Investment or Divestment Plans, and to report its findings and any recommendations to Eletrobras’ Board of Directors.

5.1.13       Penalties and serious infringements

5.1.13.1 Under the terms of CVM Resolution 44, failure to comply with its provisions constitutes a serious infraction for the purposes of the Brazilian Capital Markets Law.

5.1.13.2 Without prejudice to any other penalties provided under applicable legislation and regulations, in the event of a breach of the provisions set forth in this policy, the offender shall be subject to the sanctions outlined in Eletrobras’ regulations and may also incur civil liability for any damages caused to Eletrobras and/or its subsidiaries.

5.1.13.3 The provisions of this policy do not exempt administrative, civil, or criminal liability arising under applicable legislation and regulations that may be imposed on third parties not directly affiliated with Eletrobras, who possess material information and use it in violation of the law, regulations, or the rules of this policy.

5.1.13.4 Without prejudice to the responsibilities of the whistleblowing and other compliance areas of the company, the investor relations department must inform the whistleblowing area to initiate the appropriate investigations:

a)	if it becomes aware, through the communications referred to in subitem 5.1.13.2, of trading in securities during restricted periods;

b)	in the event of atypical fluctuations in Eletrobras shares, such as price or volume variations; or

c)	if it identifies any other potential violations of this policy.

6	RESPONSIBILITIES

6.1       Eletrobras Board of Directors

6.1.1       Approve this policy and forward it to the boards of Eletrobras companies.

6.1.2       Review, semi-annually, the conclusions and any potential recommendations of the Eletrobras Audit and Risk Committee regarding the adherence to trading conducted by participants in any formalized Investment or Divestment Plans.

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6.2       Eletrobras Board of Executive Officers

6.2.1       Approve this policy and ensure its implementation.

6.3 Eletrobras Investor Relations Department

6.3.1       Execute and monitor this policy.

6.4       Investor Relations Officer

6.4.1       Send to the CVM and the SEC, via the electronic systems available on the CVM and SEC websites, and, if applicable, to the stock exchanges and organized over-the-counter market entities where the securities are admitted to trading, any material information occurring or related to the business of Eletrobras and its subsidiaries. Additionally, ensure the wide and immediate dissemination of such information, simultaneously, across all markets in which these securities are traded.

6.4.2        Ensure that the disclosure of material information precedes or is made simultaneously with its dissemination through any means of communication, including press releases, media outlets, social networks, or meetings with trade associations, investors, analysts, or selected audiences, both in Brazil and abroad.

6.4.3       Questioning Subject Persons to determine whether they are aware of any material information that should be disclosed to the market, in the event that such information escapes their control, is leaked to the media, is the subject of a request for clarification from regulatory bodies or stock exchanges, or if there is an atypical fluctuation in the quotation, price, or quantity traded of securities, or securities linked thereto, issued by Eletrobras or its publicly traded subsidiaries. Additionally, ensuring the immediate disclosure of such material information through the appropriate channels, as outlined in this policy.

6.4.4        Observe this policy, CVM Resolution 44, CVM Resolution 80, and any other legislation applicable to Eletrobras companies concerning the disclosure of material information, the trading of securities pending undisclosed material information, or the disclosure of information regarding the trading of securities.

6.4.5       Clarify requests from regulatory bodies and stock exchanges regarding material information and securities trading pending undisclosed material information.

6.4.6       Evaluate the need to request , always simultaneously, that the stock exchanges suspend trading in securities for the time necessary to ensure the adequate dissemination of material information.

6.4.7       Analyze rumors, speculation, and news released through any media channels and their impact on the quotation, price, and trading volume of securities, as well as on investors’ decisions to buy, sell, or hold securities or exercise any rights inherent to their status as holders of securities. If necessary, provide the appropriate clarifications to the market, immediately and in accordance with this policy.

6.4.8       Promote, as necessary, through its investor relations department, the training of Subject Persons on the content of this policy.

6.4.9       Transmit to the CVM, the SEC, and, if applicable, to the stock exchange and organized over-the-counter market entities where the securities are admitted to trading, information regarding the ownership and trading of securities by statutory officers, members of the Board of Directors (BoD), members of Eletrobras’ Fiscal Council (when installed), and any bodies with technical or advisory functions established by statutory provision, of Eletrobras and its publicly traded subsidiaries.

6.4.10       Be responsible for implementing and monitoring this policy.

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6.5       Subject Persons

6.5.1        Observe this policy, CVM Resolution 44, CVM Resolution 80 and any other legislation applicable to Eletrobras companies regarding the disclosure of material information, the trading of securities pending undisclosed material information or the disclosure of information on the trading of securities.

6.5.2       Notify the IRO or the investor relations department of:

–	any act, fact or situation that may constitute material information of which they are aware, and/or
–	any improper disclosure of material information that does not comply with applicable legislation, regulations, or this policy.

6.5.3       Immediately inform the IRO when material information is inappropriately disclosed to a person or group of people.

6.5.4       Immediately respond to requests for clarification from the IRO or the investor relations department regarding the verification of undisclosed material information or in connection with investigating liability for improper disclosure.

6.5.5       Keeping confidential all material information to which they have privileged access by virtue of their office or position, until it has been properly disclosed to the market, as well as ensuring that subordinates and third parties they trust also do so, and holding them accountable in the event of non-compliance with the duty of secrecy.

6.5.6       Observe the mechanisms for controlling and restricting access to material information set out in this policy.

6.5.7       Notify the IRO, in writing, whenever they find that the IRO has failed to disclose material information under the terms of this policy, so that disclosure can be made.

6.5.8       Immediately communicate material information to the CVM, in accordance with the Eletrobras Companies’ Spokesperson Policy, whenever they find that the IRO has failed to disclose material information in violation of the provisions of this policy.

6.5.9       Observe trading prohibitions and restrictions in the event of the imminent disclosure of material information, under the terms of this policy and applicable legislation.

6.5.10       Require external consultants, partners, service providers, Business Contacts, and their respective employees and representatives, or any person with a business relationship with Eletrobras companies who has access to undisclosed material information and is under their management, to be informed of this policy. Additionally, whenever the engagement of such individuals involves access to undisclosed material information, ensure they sign the Term of Adherence or appropriate confidentiality agreements. The signed Terms of Adherence must be forwarded to the IRO or the investor relations department.

6.5.11       Informing the company and, where applicable, its publicly traded subsidiaries, through the IRO, of the ownership of and trades in securities, including those by Related Persons, in accordance with CVM Resolution 44.

6.5.12       Ensure compliance with the prohibition on the improper use of undisclosed material information to gain any advantage, whether pecuniary or otherwise, for themselves or for third parties.

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7	GENERAL PROVISIONS

7.1        The legal and regulatory provisions related to the topic, as well as the normative documents, decisions issued by Eletrobras companies, and specific legal agreements in force, including contracts signed between Eletrobras and a Subject Person, must be observed.

7.2        This policy may be broken down into other specific normative documents, always in alignment with the principles and guidelines established herein.

7.3 Other terms contained in this policy which are not expressly defined herein shall have the meanings provided in the applicable legislation, particularly CVM Resolution 44.

7.4       This policy, along with any changes that may be made, must be disclosed in accordance with CVM Resolution 44 and subitem 5.1 of this policy. Once made public, it must be observed by all Subject Persons.

7.5       Any doubts regarding the provisions of this policy should be clarified with the company’s IRO, who may rely on the support of the investor relations department in preparing responses, in accordance with this policy.

7.6        Unless otherwise stated in a particular section of this policy, any communications or notifications regarding material information to the IRO must be dated, clearly identify that it is confidential information, and will only be considered delivered if:

–	received in person, with acknowledgment of receipt;
–	sent by registered letter with acknowledgment of receipt; or
–	sent to the corporate e-mail address of Eletrobras’ Investor Relations Department.

7.7       This policy comes into effect on the date of its approval by the Eletrobras Board of Directors (BoD) and is valid for five years. It may be amended at any time, subject to re-approval by the Eletrobras Board of Directors (BoD) and proper disclosure to regulatory bodies and stock exchanges, in accordance with CVM Resolution 44 and this policy.

7.8        Approval of or changes to this policy must be communicated to the CVM and, if applicable, to the managing entities of the markets where the securities are admitted to trading. The communication must be accompanied by a copy of the resolution and the full content of the documents that regulate and form an integral part of this policy.

7.9       Without prejudice to subsequent investigation and sanctions, the CVM may require this policy to be improved or amended if it determines that its content does not prevent the use of material information in securities trading or if it believes that the policy does not adequately comply with the terms of CVM Resolution 44.

7.10       The guidelines set out in this document must be observed by all employees of Eletrobras companies, Subject Persons, contractors, service providers and trainees, as well as any business partners, suppliers, service providers and employees of business partners and subsidiaries.

7.11       All normative documents and provisions contrary to this policy are hereby revoked.

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8	HISTORY OF EDITIONS

Edition	Code and name	Document and date of approval
1.0	RES-873/2018, of 12/10/2018 and DEL-248/2018, of 12/14/2018.	Not applicable.
2.0	RES-121/2022, of 03/30/2022 and DEL-040/2022, of 04/13/2022.	Policy update as a result of the changes introduced by CVM Resolution 44/2021, which revoked CVM Instructions 358/2002, 369/2002 and 449/2007.
3.0	RES-016/2023, dated 01/09/2023 and DEL-010/2023, dated 01/27/2023.

Policy update as a result of: the new legal regime for Eletrobras companies after capitalization; the new obligation to disclose a statement on corporate demands; and a change in the prohibition on trading in accordance with CVM Resolution 44.

4.0	Main changes
Update as a result of material information disclosure practices.

9	APPENDICES

Appendix I – Term of Adherence to the Policy

Appendix II - Securities Ownership Report

Appendix III - Securities Trading Statement

Appendix IV - Statement of Ownership and Trading of Bonds

Appendix V - Statement of Individual Investment or Divestment Plan

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Appendix I

Term of Adherence to the Policy

I, _____________________________________________________________________________, ______________________________(profession), _________________________(marital status), resident and domiciled at __________________________________________________, bearer of CPF No. _____________________ and RG No. ________________, issued by ___________, in the capacity of ___________________ (role, position, or relationship with Eletrobras and/or Eletrobras companies) of ______________________________________ (company name), headquartered at _____________________________________________, registered with the Corporate Taxpayer’s Identification (CNPJ) under No. ___________________________, hereby adhere to the ‘Disclosure of Material Information and Securities Trading Policy of Eletrobras Companies’ issued by Centrais Elétricas Brasileiras S.A. (‘Eletrobras’), a corporation registered with the Corporate Taxpayer’s Identification (CNPJ) No. 00.001.180/0001-26, and declare:

(i) I am fully aware of the rules contained in the ‘Disclosure of Material Information and Securities Trading Policy of Eletrobras Companies,’ a copy of which I have received, and I guarantee that I will always act in accordance with these rules; and

(ii) I am aware that any violation of the provisions of this ‘Disclosure of Material Information and Securities Trading Policy of Eletrobras Companies’ will subject me to penalties imposed by regulatory bodies and stock exchanges, in addition to the disciplinary and legal sanctions that may be applied by Eletrobras itself.”

I hereby sign this Agreement in three copies, each of equal form and content, in the presence of the two undersigned witnesses

_______________, ___ of _____________ of _____

_________________________________

[Signature of Declarant]

Does the signatory hold securities issued by Eletrobras, its parent companies, or subsidiaries, provided that the latter two are publicly traded companies?

( ) Yes, you must fill in Appendix II and/or Appendix IV

( ) No

Witnesses:

1. ______________________________	2. ________________________________
Name: __________________________	Name: _____________________________
Individual Tax ID: _________________	Individual Tax ID:_____________________
General ID: ______________________	General ID: _________________________

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DISCLOSURE OF MATERIAL INFORMATION AND SECURITIES TRADING	4.0	12/12/2024
	Revalidation

Appendix II

Securities Ownership Report

I hereby inform you that I own securities issued by the company, its publicly traded controlling companies or controlled subsidiaries. The securities are owned by me or by Related Persons, in accordance with the Disclosure of Material Information and Securities Trading Policy of Eletrobras Companies and CVM Resolution 44/2021.

Report of Direct or Indirect Ownership of Securities Issued by Eletrobras, its Publicly Traded Controlling Companies or Controlled Subsidiaries

Date:______________

Holder Name: _____________________________________ Corporate/Individual Tax ID: ___________________ Qualification: _________________________

Address: _______________________________________________________________________________
City: __________________ State: ____ Zip Code: ____________

Phone Number: ______________________

Are you a Subject Person in accordance with the policy: ( ) No ( ) Yes, position:

( ) Member of the Board of Directors ( ) Officer ( ) Member or alternate member of the Fiscal Council
( ) Member of a technical or advisory body

Are you a Related Person in accordance with the policy: ( ) No ( ) Yes. Inform degree of kinship, name, Individual Tax ID, qualification, as well as degree of kinship with Subject Person: _____________________________________________________________________________________________

Do you have an individual investment or divestment plan: ( ) Yes ( ) No

Is it a subsidiary or affiliate of the company: ( ) Yes ( ) No

Date of trading	Issuer (whether it is Eletrobras or its publicly traded subsidiaries or controlling companies)	Type of trade	Type of security (whether it is a share or other security, according to the policy)	Total quantity by type and class, in the case of shares, and other characteristics in the case of other securities	Purchase price	Broker used	Other material information

I hereby sign this Ownership Report in three copies, each of equal form and content, in the presence of the two undersigned witnesses. I also DECLARE that I will notify the company’s Investor Relations Officer of any changes to the information provided herein.

_______________, ___ of _____________ of 20__

_________________________________

[Signature]

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		POLICY
PO-GN.06-002	Edition	Term
DISCLOSURE OF MATERIAL INFORMATION AND SECURITIES TRADING	4.0	12/12/2024
	Revalidation

Instructions for filling out (Appendix II - Securities Ownership Report):

1.	Review the full content of the Eletrobras Companies’ Disclosure of Material Information and Securities Trading Policy, as well as CVM Resolution 44/2021.

2.	For the definitions of Related Persons and Subject Persons, refer to items 3.2.22 and 3.2.23, respectively.

3.	This Report must be submitted by management, officers, members of the Fiscal Council (and their alternates), and members of any bodies with technical or advisory functions established by statutory provision, on the first working day after taking office. It must be accompanied, where applicable, by the Report completed by the Related Person with whom you have any of the relationships outlined in article 11, paragraph 2 of CVM Resolution 44/2021.

4.	Individual Investment or Divestment Plans - Subject Persons may formalize individual investment or divestment plans to regulate their securities trading, as provided in subitem 5.1.12 of this policy and in CVM Resolution 44.

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PO-GN.06-002	Edition	Term
DISCLOSURE OF MATERIAL INFORMATION AND SECURITIES TRADING	4.0	12/12/2024
	Revalidation

Appendix III

Securities Trading Statement

I hereby declare the trading of securities issued by the company, its publicly traded controlling companies or controlled subsidiaries, carried out by me or by related persons, in the month of ___________ of 20___, in accordance with Eletrobras Companies’ Disclosure of Material Information and Securities Trading Policy and CVM Resolution No. 44/2021

The trading below was carried out by:

Holder Name: _____________________ Corporate/Individual Tax ID: __________________ Qualification: ________________________

Address: ___________________________________________________________________
City: ____________________________________ State: ____ Zip Code: ______________

Contact phone: ______________________

Are you a Subject Person in accordance with the policy: ( ) No ( ) Yes, position:

( ) Member of the Board of Directors ( ) Officer ( ) Member or alternate member of the Fiscal Council
( ) Member of a technical or advisory body

Are you a Related Person in accordance with the policy: ( ) No ( ) Yes. Inform degree of kinship, name, Individual Tax ID, qualification, as well as degree of kinship with Subject Person: __________________________________________________________________________

Do you have an individual investment plan: ( ) No ( ) Yes

Was the trading below carried out in compliance with an individual investment plan:
( ) Yes ( ) No. Justify:

_________________________________________________________________________

Is it a subsidiary or associate of the company: ( ) Yes ( ) No

OPENING BALANCE OF SECURITIES OWNERSHIP
Issuer (whether it is Eletrobras or its publicly traded subsidiaries or controlling companies)	Type of security (whether it is a share or other security, according to the policy. Inform type and class in the case of shares, and other characteristics in the case of other securities, such as issue date/series, convertibility, terms, guarantees)	Total quantity by type and class in the case of shares, and other characteristics in the case of other securities	% of Initial Total Holding: Identification of the balance of the position held before the trade:		Other material information
			Number of initial securities by type/class:	% initial participation by type/class:

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	Revalidation

Movements in the month ____ of 20___:

Issuer (whether it is Eletrobras or its publicly traded subsidiaries or controlling companies)	Type of security (whether it is a share or other security, according to the policy. Inform type and class in the case of shares, and other characteristics in the case of other securities, such as issue date/series, convertibility, terms, guarantees)	Intermediate	Form of acquisition or disposal	Date of transaction	Quantity by type and class, in the case of shares, and other characteristics in the case of other securities	Price	Volume (Price X Quantity)

FINAL BALANCE OF SECURITIES OWNERSHIP AFTER TRADING
Issuer (whether it is Eletrobras or its publicly traded subsidiaries or controlling companies)	Type of security (whether it is a share or security, according to the policy)	Total quantity by type and class, in the case of shares, and other characteristics in the case of other securities, such as issue date/series/ convertibility, terms, guarantees	% of Initial Total Holding: Identification of the balance of the position held before the trade:		Other material information
			Number of initial securities by type/class:	% initial participation by type/class:

Pursuant to CVM Resolution 44/2021 and its subsequent amendments, I also DECLARE that I will notify the company’s Investor Relations Officer of any changes to the information provided herein. I hereby issue this Securities Trading Statement in three copies, each of equal form and content.

_______________, ___ of _____________ of 20__

_______________________________________________

[Signature]

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		POLICY
PO-GN.06-002	Edition	Term
DISCLOSURE OF MATERIAL INFORMATION AND SECURITIES TRADING	4.0	12/12/2024
	Revalidation

Instructions for filling out (Appendix III - Securities Trading Statement):

1.	Review the full content of the Eletrobras Companies’ Disclosure of Material Information and Securities Trading Policy, as well as CVM Resolution 44/2021.

2.	For the definitions of Related Persons and Subject Persons, refer to items 3.2.22 and 3.2.23, respectively.

3.	This Statement must be submitted by management, officers, members of the Fiscal Council (and their alternates), and members of any bodies with technical or advisory functions established by statutory provision: (i) within five days of each transaction, and (ii) within 15 days of any change in the information provided in the Statement completed by the related person, with whom you have any of the relationships outlined in Article 11, Paragraph 2 of CVM Resolution 44/2021. The respective brokerage invoices for the transaction(s) must be attached to this Statement.

4.	The communication referred to in Appendix III must cover trading in derivatives or any other securities linked to those issued by the company, or by its publicly traded parent companies or controlled subsidiaries. Trading in securities issued by the company, its parent companies, or controlled subsidiaries, for the purposes of the communication referred to in Appendix III, includes the investment, redemption, and trading of quotas in investment funds whose regulations specify that their portfolio consists exclusively of shares issued by the company, its parent companies, or controlled subsidiaries.

5.	Individual Investment or Divestment Plans - Subject Persons may formalize individual investment or divestment plans to regulate their securities trading, as provided in subitem 5.1.12 of this policy and in CVM Resolution 44.

6.	This Statement, when completed by any Related Person, must be submitted together with the Statement filled out by the officer, fiscal council member (and their alternates) or member of any bodies with technical or advisory functions established by statutory provision with whom they have any of the relationships provided for in article 11, paragraph 2 of CVM Resolution 44/2021.

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	Revalidation

Appendix IV

Statement of Ownership and Trading of Bonds

I hereby declare the trading of bonds issued by the company in the month of _________ of 20___, in accordance with the Eletrobras Companies’ Disclosure of Material Information and in Securities Trading Policy:

The following transaction was carried out by:

Holder Name: _____________________________________ Corporate/Individual Tax ID: ___________________ Qualification: _________________________

Address: _______________________________________________________________________________
City: __________________ State: ____ Zip Code: ____________

Phone Number: ______________________

Are you a Subject Person in accordance with the policy: ( ) No ( ) Yes, position:

( ) Member of the Board of Directors ( ) Officer ( ) Member or alternate member of the Fiscal Council
( ) Member of a technical or advisory body

Are you a Related Person in accordance with the policy: ( ) No ( ) Yes. Inform degree of kinship, name, Individual Tax ID, qualification, as well as degree of kinship with Subject Person: ___________________________________________________________________________________________

INITIAL BALANCE OF BONDS OWNERSHIP

Issuer (Inform Eletrobras)	Year of issue/series/ bond maturity	Total quantity	Other material information

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Movements in the month ____ of 20___:

Issuer (Inform Eletrobras)	Bond Issue Year/ Series/ Maturity	Intermediate	Form of acquisition or disposal	Transaction Date	Quantity	Price	Volume (Price X Quantity)

FINAL BALANCE OF BONDS OWNERSHIP AFTER TRADING

Issuer (Inform Eletrobras)	Year of issue/series/ bond maturity	Total quantity	Other material information

In accordance with the terms of the policy, I also DECLARE that I will notify the company’s Investor Relations Director of any changes to the information provided herein. I hereby issue this Statement of Ownership and Trading of Bonds in three copies, each of equal form and content.

_______________, ___ of _____________ of 20__

_______________________________________

[Signature]

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		POLICY
PO-GN.06-002	Edition	Term
DISCLOSURE OF MATERIAL INFORMATION AND SECURITIES TRADING	4.0	12/12/2024
	Revalidation

Instructions for filling out (Appendix IV - Statement of Ownership and Trading of Bonds):

1.	Review the full content of the Eletrobras Companies’ Disclosure of Material Information and Securities Trading Policy, as well as CVM Resolution 44/2021.

2.	For the definitions of Related Persons and Subject Persons, refer to items 3.2.22 and 3.2.23, respectively.

3.	This Statement must be submitted by management, officers, members of the Fiscal Council (and their alternates), and members of any bodies with technical or advisory functions established by statutory provision: (i) within five days of each transaction, and (ii) within 15 days of any change in the information provided in the Statement completed by the Related Person, with whom you have any of the relationships outlined in Article 11, Paragraph 2 of CVM Resolution 44/2021.

4.	The communication referred to in Appendix IV must cover Bonds issued by Eletrobras companies. Bonds are debt securities issued by the company abroad, not linked to shares, through which the bondholder receives periodic interest and the principal upon maturity.

5.	This Statement, when completed by any Related Person, must be submitted together with the Statement filled out by the officer, fiscal council member (and their alternates) or member of any bodies with technical or advisory functions established by statutory provision with whom they have any of the relationships provided for in article 11, paragraph 2 of CVM Resolution 44/2021.

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	Revalidation

Appendix V

Statement of Individual Investment or Divestment Plan

I,____________________________________________________________________________, resident and domiciled at __________________________________________________, bearer of Individual Tax ID (CPF) No. _____________________ and General ID (RG) No. ________________, issued by ___________, declare that I have an individual investment or divestment plan, the rules of which are detailed in the annex to this Statement, which are in accordance with the Eletrobras Companies' Disclosure of Material Information and Securities Trading Policy and CVM Resolution 44/2021.

Pursuant to CVM Resolution 44/2021/02 and its subsequent amendments, I also DECLARE that I will notify the company’s Investor Relations Officer of any changes to the information provided herein. I hereby make this Declaration of Individual Investment or Divestment Plan in three copies, each of equal form and content.

_______________, ___ of _____________ of 20__

_________________________________

[Signature]

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PO-GN.06-002	Edition	Term
DISCLOSURE OF MATERIAL INFORMATION AND SECURITIES TRADING	4.0	12/12/2024
	Revalidation

Instructions for filling out (Appendix V - Statement of Individual Investment or Divestment Plan):

1.	Review the full content of the Eletrobras Companies’ Disclosure of Material Information and Securities Trading Policy, as well as CVM Resolution 44/2021.

2.	Individual investment or divestment plans shall:

a	Be formalized in writing and submitted to the IRO before any trading takes place
b	Be verifiable, including with regard to its establishment and any changes made to its content;
c	Establish, on an irrevocable and non-retractable basis, the dates and values or quantities of the trades to be carried out by the participants; and
d	Provide for a minimum period of three months for the plan itself, as well as any modifications or cancellations, to take effect.

3.	Participants in individual investment or divestment plans are prohibited from maintaining more than one plan simultaneously and from engaging in any operations that nullify or mitigate the economic effects of the transactions determined by the Individual Investment or Divestment Plans.

4.	Subject Persons who enter into individual investment or divestment plans must notify the IRO and Eletrobras' investor relations department, always in writing:

(i)	All trades carried out within five days of their execution; and

(ii)	Subsequent changes to the individual investment or divestment plans, or non-compliance with such plans.

4. Individuals who enter into individual investment or divestment plans must notify the Chief Financial and Investor Relations Officer and Eletrobras' investor relations department, always in writing:

(i) all trades carried out, within five days of their occurrence; and

(ii) subsequent changes to individual investment or divestment plans or non-compliance with such plans.

Additionally, participants must notify the stock exchanges of their individual investment or divestment plans, as well as any subsequent changes or non-compliance. The communication must include, at a minimum, an indication of whether the plan pertains to scheduled investment or divestment, along with the dates and amounts or quantities of the trades to be carried out.

5. The adoption of an investment or divestment plan by the company, its direct or indirect controlling shareholders, officers, members of the Board of Directors, the Fiscal Council, and any bodies with technical or advisory functions established by statutory provision, depends on authorization in the trading policy approved by the company, which must necessarily require that:

(i) the plan is formalized in writing before the Chief Financial and Investor Relations Officer; and

(ii) the board of directors, or other statutory body entrusted with this function, verifies, at least semi-annually, the adherence of the trades made by the participants subject to the trading policy to the individual investment or divestment plans they have formalized.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.